EX-28.h.8
FEE WAIVER AGREEMENT
NATIONWIDE FUND
     THIS FEE WAIVER AGREEMENT, effective as of _________, 2010, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the Nationwide Fund (the “Nationwide Fund”).
     WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Nationwide Fund is a separate series of the Trust; and
     WHEREAS, NFA serves as investment adviser to the Trust, including the Nationwide Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and
     WHEREAS, NFA, the Trust and Aberdeen Asset Management Inc. (“Aberdeen”) had entered into a subadvisory agreement, dated October 1, 2007 (“Prior Subadvisory Agreement”), pursuant to which Aberdeen served as sole subadviser to the Nationwide Fund; and
     WHEREAS, as of the date hereof, NFA and the Trust have entered into new and amended subadvisory agreements with Diamond Hill Capital Management, Inc. (“Diamond Hill”) and Aberdeen, respectively (“New Subadvisory Agreements”), pursuant to which Diamond Hill and Aberdeen shall each serve as subadviser to a portion of the Nationwide Fund; and
     WHEREAS, the aggregate fee that NFA shall pay both Diamond Hill and Aberdeen pursuant to the New Subadvisory Agreements is less than the fee NFA had paid to Aberdeen under the Prior Subadvisory Agreement, resulting in financial savings to NFA; and
     WHEREAS, NFA desires to share a portion of such financial savings resulting from the New Subadvisory Agreements with shareholders of the Nationwide Fund.
     NOW, THEREFORE, the parties hereto agree as follows:
1. Fee Waiver Amount:
     1.1 Every month, NFA shall calculate the amount of subadvisory fee it would have been obligated to pay Aberdeen in respect of the Nationwide Fund pursuant to the Prior Subadvisory Agreement (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the aggregate amount of subadvisory fee it is obligated to pay both Diamond Hill and Aberdeen in respect of the Nationwide Fund pursuant to the New Subadvisory Agreements (“New Subadvisory Fee Amount”). The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

     1.2 NFA agrees each month to waive an amount of Advisory Fees equal to 50% of the Savings Amount in respect of the Nationwide Fund. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.
2. Term and Termination of Agreement:
     2.1 This Agreement shall continue in effect until the earlier to occur of either: (i) May 1, 2011, or (ii) the termination of either of the New Subadvisory Agreements.
3. Miscellaneous:
     3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
     3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Nationwide Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or Nationwide Fund is subject or by which the Trust or Nationwide Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Nationwide Fund.
          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE MUTUAL FUNDS

By:
Name:
Title:

NATIONWIDE FUND ADVISORS

By:
Name:
Title:

2